Exhibit 99.1

SAI.TECH GLOBAL CORPORATION REPORTS UNAUDITED FINANCIAL RESULTS FOR THE

SIX MONTHS ENDED JUNE 30, 2022

SINGAPORE, December 08, 2022 (GLOBE NEWSWIRE) -- SAI.TECH Global Corporation (“SAI.TECH” or the “Company”, NASDAQ: SAI, SAITW), a global energy-saving bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, heating, and power industries, today reported unaudited financial results for the six months ended June 30, 2022.

Financial Highlights for the Six Months Ended June 30, 2022

●	Total revenues for the six months ended June 30, 2022, were US$ 5.4 million, having decreased 33% compared to the six months ended June 30, 2021.

●	Gross profits for the six months ended June 30, 2022, was US $0.6 million, having decreased 47% compared to the six months ended June 30, 2021.

●	Net losses for the six months ended June 30, 2022, was US$2.8 million compared to net losses of US$0.2 million for the six months ended June 30, 2021.

Mr. Arthur Lee, Chairman and Chief Executive Officer of the Company, stated that, “The negative impact caused by tightened regulation on crypto mining businesses and the vibration in cryptocurrency markets on the Company’s business resulted in the downward trend on the Company’s half-year financial result.”

Recent Developments

Despite the deterioration of global bitcoin market and the fall of bitcoin price, we believe that minimizing total mining costs is key to future success and have continued our research and development towards innovative liquid cooling technologies, to expand our capabilities and advantages as an energy-saving clean bitcoin mining operator. We have introduced two new liquid cooling bitcoin mining infrastructure products in September 2022 and received UL listing certification for US and Canada for our current product. We also updated our SAIHUB App to support the rapidly growing Bitcoin Lighting Network. We hosted and streamed the first Bitcoin Heat Day in August and sponsored the 2022 Cryptocurrency Research Conference in September 2022.

Launch of New Products

●	With our continuing efforts on product research and development, we added two new infrastructure products – TANKBOX and RACKBOX, to our current SAIHUB BOX product line in September 2022.

●	TANKBOX is our new immersion cooling outdoor container product, which is compatible with all air-cooled mining machines on the market. Equipped with heat recovery system, TANKBOX can accommodate 72 to 144 mining machines in outdoor environments and provide hot water of up to 50 degrees Celsius. TANKBOX is expected to be officially launched to market by end of 2022.

●	RACKBOX is our new outdoor container product, which can accommodate 90 units of Whatsminer’s latest liquid-cooling miners. Equipped with heat recovery system, RACKBOX is capable of recovering waste heat and providing hot water of up to 60 degrees Celsius. RACKBOX is expected to be launched in the first quarter of 2023.

Update of SAIHU App

●	We updated and launched the SAIHUB App 1.1, which supports Bitcoin Lighting Network.

UL Listing Certification

●	We have received the formal UL (Underwriters Laboratories) Listing certification for US and Canada under industrial control panels section for SAI.TECH’s core product SAIHUB CAB 025M.

Presence at Online and In-Person Conferences

●	We hosted the first ‘Bitcoin Heat Day’ offline gathering event in New York City on August 9, 2022.

●	We sponsored and presented on the 2022 Cryptocurrency Research Conference (CRC), held in Durham, the United Kingdom, from September 22 to 23, 2022.

Financial Results for the Six Months Ended June 30, 2022

Revenues

Sales of Products. Sales of products represented the sales of high-performance digital asset mining machines to end customers. The revenue from sales of products was $3.7 million and $6.9 million for the six months ended June 30, 2022 and 2021, respectively, having decreased by $3.2 million, or 47%. The decrease was mainly associated with bitcoin price fall in the first half of 2022, which led to a shrink in bitcoin miners’ trading business.

Hosting Service. Hosting services includes all services related to hosting (including keeping and running the mining machines) and daily maintenance of servers to customers. Our hosting revenue for the six months ended June 30, 2022, and June 30, 2021, were derived from our hosting operations in Kazakhstan. The revenues were $ 1.0 million and $1.1 million, respectively, for the six months ended June 20, 2022 and 2021.

Mining Pool.  Mining pool income includes revenues from the Company’s self-owned sai.plus mining pool , representing mining rewards from sai.plus mining pool. The Company allocates mining rewards to each pool participant, mainly the hosting clients, net of the pool operator fees based on the sharing mechanism predetermined and records as cost of mining pool revenue. Our mining pool revenues were $0.6 million and nil, respectively, for the six months ended June 30, 2022, and June 30, 2021.

Mining Revenue. Mining revenues represent mining rewards generated from the Company’s self-owned mining machines. The mining revenues are mainly derived from our operations in Mexico beginning in 2022.Our mining revenue was $0.03 and nil, respectively for the six months ended June 30, 2022, and June 30, 2021.

Cost of Revenues

Cost of revenues primarily included the cost for the purchase of high-performance digital asset mining machines, costs incurred for our self-mining activities, and the direct costs incurred for the provision of hosting services and mining rewards allocated to each provider of pool participant in exchange for their computing power contributed to the mining pool.

The cost of revenues decreased by $2.1 million or 30%, from $6.8 million for the six months ended June 30, 2021, to $4.8 million for the six months ended June 30, 2022. The decrease in cost of revenues was basically in line with the decrease in revenue.

Gross (Loss)/Profit and Gross Margin

Our gross profit decreased by $0.54 million, from $1.14 million for the six months ended June 30, 2021, to gross profit of $0.60 million for six months ended June 30, 2022. Gross profit as a percentage of revenue (“gross margin”) was 14% and 11% for the six months ended June 30, 2021, and 2022, respectively. The decrease of gross margin was mainly due to the decrease in margin of sales of products. Our selling price dropped because of the fall in bitcoin price.

Selling and Marketing Expenses

Our selling and marketing expenses primarily consisted of staff costs and travelling expenses to participate in marketing activities. Selling and marketing expenses increased by $0.12 million from $0.12 million for the six months ended June 30, 2021, to $0.24 million for the six months ended June 30, 2022. The increase was mainly due to an increase in business development activities in the first half of 2022.

General and Administrative Expenses

Our general and administrative expenses mainly consisted of salaries and bonuses, office related expenses and professional service fees. General and administrative expenses increased by $1.7 million, or 183%, from $0.91 million for the six months ended June 30, 2021, to $2.57 million for the six months ended June 30, 2022. The increase was mainly attributable to an increase of $0.8 million in salaries and bonuses as a result of increased staff headcount and an increase of $0.72 million in depreciation expense.

Research and Development Expenses

Our research and development expenses mainly consisted of amortization expenses of intangible assets and costs for the development of waste heat recovery technology. Research and development expenses decreased by $0.1 million, or 44%, from $0.23 million for the six months ended June 30, 2021, to $0.13 million for the six months ended June 30, 2022. The decrease was mainly attributable to less research and development activities amid the sharp fall in bitcoin price in the first half of 2022.

Impairment of Long-Lived Assets

Impairment of long-lived assets increased by $0.02 million, or 32%, from $0.05 million for the six months ended June 30, 2021, to $0.07 million, for the six months ended June 30, 2022. The change was mainly due to the impairment of cryptocurrency we sustained due to the fall of bitcoin prices.

Other Income(Expense), net

Other income included $0.03 million for the six months ended June 30, 2021, and other expenses was $0.3 million for the six months ended June 30, 2022, which mainly comprises of loss on disposal of fixed assets of $0.3 million.

Net loss

As a result of the foregoing, we had a net loss of $0.2 million for the six months ended June 30, 2021, and a net loss of $2.8 million for the six months ended June 30, 2022.

Liquidity

As of June 30, 2022, cash and cash equivalents were US$ 16.5 million.

About SAI.TECH

SAI.TECH is a global energy-saving Bitcoin mining operator and a clean-tech company that integrates the bitcoin mining, power and heating industries. SAI.TECH uses proprietary liquid cooling and waste heat recovery technology for its digital asset mining machines, which utilizes waste heat to provide recycled energy and heating to potential customers while lowering mining operating costs. SAI.TECH strives to globally become the most energy-efficient digital asset mining operations company, while simultaneously promoting the clean transition of the bitcoin mining, power and heating industries. For more information on SAI.TECH, please visit https://sai.tech/.

Forward-Looking Statements:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning SAI.TECH and the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. SAI.TECH cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in SAI.TECH’s Form 20-F under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward-looking statements are applicable only as of the date it is made and SAI.TECH specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

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